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                                                                    Exhibit 23.1



INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-107341 of Whiting Petroleum Corporation (formerly Whiting Petroleum Holdings, Inc.) of our report dated October 13, 2003 related to the balance sheet of Whiting Petroleum Corporation and our report dated March 31, 2003 related to the consolidated financial statements of Whiting Oil and Gas Corporation (formerly Whiting Petroleum Corporation) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in Whiting Oil and Gas Corporation's method of accounting for derivative contracts effective July 1, 2000), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
November 14, 2003